Exhibit 99.1

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

JUNE 30, 2014 AND DECEMBER 31, 2013

(Expressed in thousands of U.S. Dollars - except share and per share data)

	June 30, 2014	December 31, 2013

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$229,727	$162,237
Restricted cash	8,148	9,527
Accounts receivable, net	28,049	21,873
Insurance claims	236	2,569
Due from related companies (Note 2)	3,561	1,084
Advances and other	14,081	13,097
Inventories	19,318	19,660
Prepaid insurance and other	2,649	2,354
Current portion of financial instruments-Fair value (Note 11)	97	140

Total current assets	305,866	232,541

INVESTMENTS	1,000	1,000
FINANCIAL INSTRUMENTS - FAIR VALUE, net of current portion (Note 11)	—	1,438
FIXED ASSETS (Note 3)
Advances for vessels under construction	106,978	58,521
Vessels	2,772,750	2,710,418
Accumulated depreciation	(584,810)	(537,350)

Vessels’ Net Book Value	2,187,940	2,173,068

Total fixed assets	2,294,918	2,231,589

DEFERRED CHARGES, net (Note 4)	16,709	17,331

Total assets	$2,618,493	$2,483,899

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt (Note 5)	$126,543	$126,361
Payables	33,639	52,319
Due to related companies (Note 2)	5,467	6,930
Dividends payable	4,231	—
Accrued liabilities	18,255	16,628
Accrued bank interest	5,612	6,058
Unearned revenue	5,067	14,014
Current portion of financial instruments - Fair value (Note 11)	5,050	5,962

Total current liabilities	203,864	228,272

LONG-TERM DEBT, net of current portion (Note 5)	1,235,917	1,253,937

FINANCIAL INSTRUMENTS - FAIR VALUE, net of current portion (Note 11)	4,784	4,027

STOCKHOLDERS’ EQUITY:
Preferred shares, $ 1.00 par value; 15,000,000 shares authorized and 2,000,000 Series B Preferred Shares and 2,000,000 Series C Preferred Shares issued and outstanding at June 30, 2014 and December 31, 2013.	4,000	4,000
Common shares, $ 1.00 par value; 185,000,000 and 85,000,000 shares authorized at June 30, 2014 and December 31, 2013 respectively; 84,692,295 and 57,969,448 issued and outstanding at June 30, 2014 and December 31, 2013 respectively.	84,692	57,969
Additional paid-in capital	651,012	500,737
Accumulated other comprehensive loss	(9,297)	(6,789)
Retained earnings	432,342	430,548

Total Tsakos Energy Navigation Limited stockholders’ equity	1,162,749	986,465
Noncontrolling Interest	11,179	11,198

Total stockholders’ equity	1,173,928	997,663

Total liabilities and stockholders’ equity	$2,618,493	$2,483,899

The accompanying notes are an integral part of these consolidated financial statements

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

FOR THE THREE MONTHS ENDED JUNE 30, 2014 AND 2013

(Expressed in thousands of U.S. Dollars - except share and per share data)

	Three months ended June 30
	2014	2013

VOYAGE REVENUES:	$112,396	$108,091

EXPENSES:
Commissions	4,097	4,088
Voyage expenses	34,669	32,417
Vessel operating expenses	34,929	32,907
Depreciation	23,944	23,925
Amortization of deferred dry-docking costs	1,370	1,220
Management fees (Note 2(a))	4,043	3,886
General and administrative expenses	871	964
Foreign currency (gains)/losses	(7)	35

Total expenses	103,916	99,442

Operating income/(loss)	8,480	8,649

OTHER INCOME (EXPENSES):
Interest and finance costs, net (Note 6)	(8,570)	(10,394)
Interest income	69	73
Other, net	270	(698)

Total other expenses, net	(8,231)	(11,019)

Net income/(loss)	249	(2,370)

Less: Net (income)/loss attributable to the noncontrolling interest	(50)	845

Net income/(loss) attributable to Tsakos Energy Navigation Limited	$199	$(1,525)

Effect of preferred dividends	(2,109)	(567)
Net loss attributable to common stockholders of Tsakos Energy Navigation Limited	(1,910)	(2,092)

Loss per share, basic and diluted attributable to Tsakos Energy Navigation Limited common shareholders	$(0.02)	$(0.04)

Weighted average number of shares, basic and diluted	80,135,152	56,443,237

The accompanying notes are an integral part of these consolidated financial statements

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2014 AND 2013

(Expressed in thousands of U.S. Dollars - except share and per share data)

	Six months ended June 30
	2014	2013

VOYAGE REVENUES:	$242,684	$205,785

EXPENSES:
Commissions	9,096	7,852
Voyage expenses	68,678	56,944
Vessel operating expenses	71,374	64,232
Depreciation	47,537	46,196
Amortization of deferred dry-docking costs	2,632	2,410
Management fees (Note 2(a))	8,073	7,826
General and administrative expenses	2,268	2,101
Foreign currency (gains)/losses	47	(123)

Total expenses	209,705	187,438

Operating income	32,979	18,347

OTHER INCOME (EXPENSES):
Interest and finance costs, net (Note 6)	(18,095)	(20,019)
Interest income	114	158
Other, net	(251)	303

Total other expenses, net	(18,232)	(19,558)

Net income/(loss)	14,747	(1,211)

Less: Net loss attributable to the noncontrolling interest	19	706

Net income/(loss) attributable to Tsakos Energy Navigation Limited	$14,766	$(505)

Effect of preferred dividends	(4,219)	(567)
Net income/(loss) attributable to common stockholders of Tsakos Energy Navigation Limited	10,547	(1,072)

Earnings/(loss) per share, basic and diluted attributable to Tsakos Energy Navigation Limited common shareholders	$0.14	$(0.02)

Weighted average number of shares, basic and diluted	73,427,149	56,443,237

The accompanying notes are an integral part of these consolidated financial statements

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

STATEMENT OF CONSOLIDATED COMPREHENSIVE INCOME

FOR THE THREE MONTHS ENDED JUNE 30, 2014, AND 2013

(Expressed in thousands of U.S. Dollars)

	Three months ended June 30
	2014	2013

Net income/(loss)	$249	$(2,370)

Other comprehensive income/(loss)
Unrealized gains/(losses) from hedging financial instruments
Unrealized (loss)/gain on interest rate swaps, net	(1,982)	3,279
Amortization of deferred loss on dedesignated financial instruments	—	219

Total unrealized (losses)/ gains from hedging financial instruments	(1,982)	3,498
Unrealized gain/(loss) on marketable securities	0	(57)

Other Comprehensive (loss)/income	(1,982)	3,441

Comprehensive (loss)/income	(1,733)	1,071

Less: comprehensive (income)/loss attributable to the noncontrolling interest	(50)	845

Comprehensive (loss)/income attributable to Tsakos Energy Navigation Limited	$(1,783)	$1,916

The accompanying notes are an integral part of these consolidated financial statements

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

STATEMENT OF CONSOLIDATED COMPREHENSIVE INCOME

FOR THE SIX MONTHS ENDED JUNE 30, 2014, AND 2013

(Expressed in thousands of U.S. Dollars)

	Six months ended June 30
	2014	2013

Net income/(loss)	$14,747	$(1,211)

Other comprehensive income/(loss)
Unrealized gains/(losses) from hedging financial instruments
Unrealized (loss)/gain on interest rate swaps, net	(2,662)	4,709
Amortization of deferred loss on dedesignated financial instruments	154	435

Total unrealized (losses)/ gains from hedging financial instruments	(2,508)	5,144
Unrealized loss on marketable securities	0	(55)

Other Comprehensive (loss)/income	(2,508)	5,089

Comprehensive income	12,239	3,878

Less: comprehensive loss attributable to the noncontrolling interest	19	706

Comprehensive income attributable to Tsakos Energy Navigation Limited	$12,258	$4,584

The accompanying notes are an integral part of these consolidated financial statements

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

FOR THE SIX MONTHS ENDED JUNE 30, 2014, AND 2013

(Expressed in thousands of U.S. Dollars - except share and per share data)

	Preferred Stock		Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Tsakos Energy Navigation Limited	Noncontrolling Interest	Total
BALANCE, January 1, 2013	$		$56,443	$404,391	$478,428	$(14,728)	$924,534	$2,306	$926,840

Net income/(loss)					(505)		(505)	(706)	(1,211)

- Issuance of 8% cumulative redeemable perpetual preferred shares		2,000		46,251			48,251		48,251

- Cash dividends paid ($0.05 per share)					(2,822)		(2,822)		(2,822)

- Declared dividends paid ($0.05 per share)					(2,822)		(2,822)		(2,822)

- Other comprehensive income (loss)						5,089	5,089		5,089

BALANCE, June 30, 2013		$2,000	$56,443	$450,642	$472,279	$(9,639)	$971,725	$1,600	$973,325

BALANCE, January 1, 2014		$4,000	$57,969	$500,737	$430,548	$(6,789)	$986,465	$11,198	$997,663

Net income/(loss)					14,766		14,766	(19)	14,747

- Issuance of common stock			25,645	144,229			169,874		169,874

- Issuance of common stock under distribution agency agreement			1,078	6,046			7,124		7,124

- Common dividends declared ($0.05 per share)					(4,231)		(4,231)		(4,231)

- Common dividends paid ($0.05 per share)					(4,152)		(4,152)		(4,152)

- Dividends paid on Series B preferred shares					(2,000)		(2,000)		(2,000)

- Dividends paid on Series C preferred shares					(2,589)		(2,589)		(2,589)

- Other comprehensive income (loss)						(2,508)	(2,508)		(2,508)

BALANCE June 30, 2014		$4,000	$84,692	$651,012	$432,342	$(9,297)	$1,162,749	$11,179	$1,173,928

The accompanying notes are an integral part of these consolidated financial statements

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2014 AND 2013

(Expressed in thousands of U.S. Dollars)

	Six months ended June 30
	2014	2013
Cash Flows from Operating Activities:

Net income/(loss)	$14,747	$(1,211)
Adjustments to reconcile net income/(loss) to net cash provided by operating activities:
Depreciation	47,537	46,196
Amortization of deferred dry-docking costs	2,632	2,410
Amortization of loan fees	596	439
Change in fair value of derivative instruments	(1,260)	(2,573)
Payments for dry-docking	(2,216)	(2,802)
(Increase) Decrease in:
Receivables	(7,304)	1,200
Inventories	342	(2,736)
Prepaid insurance and other	(295)	(171)
Increase (Decrease) in:
Payables	(20,143)	18,335
Accrued liabilities	1,181	7,825
Unearned revenue	(8,947)	5,649

Net Cash provided by Operating Activities	26,870	72,561

Cash Flows from Investing Activities:
Advances for vessels under construction and acquisitions	(48,457)	(20,581)
Vessel acquisitions and/or improvements	(62,332)	(106,619)

Net Cash used in Investing Activities	(110,789)	(127,200)

Cash Flows from Financing Activities:
Proceeds from long-term debt	42,000	92,000
Financing costs	(390)	(594)
Payments of long-term debt	(59,837)	(95,776)
(Increase)/Decrease in restricted cash	1,379	10,402
Proceeds from stock issuance program, net	176,998	48,251
Cash dividends	(8,741)	(2,822)

Net Cash provided by Financing Activities	151,409	51,461

Net increase/(decrease) in cash and cash equivalents	67,490	(3,178)
Cash and cash equivalents at beginning of period	162,237	144,297

Cash and cash equivalents at end of period	$229,727	$141,119

The accompanying notes are an integral part of these consolidated financial statements

1.	Basis of Presentation

The accompanying unaudited consolidated financial statements of Tsakos Energy Navigation Limited (the “Holding Company”) and subsidiaries (collectively, the “Company”) have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial information and with the instructions to Form 6-K and Article 10 of Regulation S-X of the U.S. Securities and Exchange Commission (“SEC”). Accordingly, they do not include all of the footnotes required by U.S. GAAP for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for fair presentation have been included. Operating results for the six months ended June 30, 2014 are not necessarily indicative of the results that may be expected for the year ending December 31, 2014.

The consolidated balance sheet as of December 31, 2013 has been derived from the audited financial statements included in the company’s annual report on Form 20-F filed with the Securities and Exchange Commission on April 11, 2014 (“Annual Report”), but does not include all of the footnotes required by generally accepted accounting principles for complete financial statements.

A discussion of the Company’s significant accounting policies can be found in Note 1 of the Company’s consolidated financial statements included in the Annual Report. There have been no material changes to these policies in the six-month period ended June 30, 2014.

New Accounting Pronouncements:

Revenue from Contracts with Customers: In May 2014, the Financial Accounting Standards Board (“FASB”) issued a standard that will supersede virtually all of the existing revenue recognition guidance in US GAAP and is effective for annual periods beginning on or after December 15, 2016. Early adoption is not permitted. The standard establishes a five-step model that will apply to revenue earned from a contract with a customer. The standard’s requirements will also apply to the sale of some non-financial assets that are not part of the entity’s ordinary activities (e.g., sales of property or plant and equipment). Extensive disclosures will be required, including disaggregation of total revenue; information about performance obligations; changes in contract asset and liability account balances between periods and key judgments and estimates. Management is in the process of accessing the effect of this new standard.

2.	Transactions with Related Parties

The following amounts were charged by related parties for services rendered:

	Three months ended June 30,		Six months ended June 30,
	2014	2013	2014	2013
Tsakos Shipping and Trading S.A. (commissions)	1,325	1,333	3,166	2,552
Tsakos Energy Management Limited (management fees)	3,891	3,811	7,769	7,676
Tsakos Columbia Shipmanagement S.A.	322	324	658	635
Argosy Insurance Company Limited	2,279	2,391	4,612	4,475
AirMania Travel S.A.	1,107	1,150	2,141	2,368

Total expenses with related parties	8,924	9,009	18,346	17,706

Balances due from and due to related parties are as follows:

	June 30, 2014	December 31, 2013
Due from related parties
Tsakos Columbia Shipmanagement S.A.	3,222	1,084
Tsakos Energy Management Limited	339	—

Total due from related parties	3,561	1,084

Due to related parties
Tsakos Energy Management Limited	—	92
Tsakos Shipping and Trading S.A.	785	555
Argosy Insurance Company Limited	4,398	6,008
AirMania Travel S.A.	284	275

Total due to related parties	5,467	6,930

There is also, at June 30, 2014, an amount of $539 ($319 at December 31, 2013) due to Tsakos Shipping and Trading S.A. and $412 ($356 at December 31, 2013) due to Argosy Insurance Limited, included in accrued liabilities which relates to services rendered by these related parties not yet invoiced.

(a)	Tsakos Energy Management Limited (the “Management Company”): The Holding Company has a Management Agreement (“Management Agreement”) with the Management Company, a Liberian corporation, to provide overall executive and commercial management of its affairs for a monthly fee. Per the Management Agreement of March 8, 2007, effective from January 1, 2008, there is a prorated adjustment if at the beginning of each year the Euro has appreciated by 10% or more against the U.S. Dollar since January 1, 2007. In addition, there is an increase each year by a percentage figure reflecting 12 month Euribor, if both parties agree. From January 1, 2012, the monthly fees for operating vessels are $27.5, for vessels chartered out or on a bare-boat basis are $20.4 and from April 1, 2012 for the LNG carrier $35.0, of which $10.0 is paid to the Management Company and $25.0 to a third party manager. From January 1, 2014, the monthly fee for the LNG has increased to $35.8, of which $10.0 is paid to the Management Company and $25.8 to a third party manager. Monthly management fees for the DP2 shuttle tankers have been agreed at $35.0 per vessel. Since the expiry of the bareboat charter of the VLCC Millennium on July 30, 2013, management fees for this vessel are $27.5 per month, of which $13.7 are payable to a third party manager. Management fees for the suezmax Eurochampion 2004 are $27.5 per month, of which, effective September 22, 2013, $12.0 are paid to a third party manager. In addition, a special award of $400 was paid to the Management Company in relation to capital raising offerings during the first six months of 2014. These awards have been included as a deduction of additional paid in capital in the accompanying Financial Statements.

The Holding Company and the Management Company have certain officers and directors in common. The President, who is also the Chief Executive Officer and a Director of the Holding Company, is also the sole stockholder of the Management Company. The Management Company may unilaterally terminate its Management Agreement with the Holding Company at any time upon one year’s notice. In addition, if even one director was elected to the Holding Company’s Board of Directors without having been recommended by the existing Board of Directors, the Management Company would have the right to terminate the Management Agreement on ten days notice, and the Holding Company would be obligated as at June 30, 2014 to pay the Management Company an amount of approximately $162,498 calculated in accordance with the terms of the Management Agreement. Under the terms of the Management Agreement between the Holding Company and the Management Company, the Holding Company may terminate the Management Agreement only under specific circumstances, without the prior approval of the Holding Company’s Board of Directors.

Estimated future management fees payable over the next ten years under the Management Agreement, exclusive of any incentive awards and based on existing vessels and known vessels scheduled for future delivery, as at June 30, 2014 are:

Period/Year	Amount
July to December 2014	9,140
2015	18,280
2016	18,283
2017	18,730
2018	18,922
2019 to 2024	104,071

187,426

Management fees for vessels are included in the accompanying Consolidated Statements of Operations. Also, under the terms of the Management Agreement, the Management Company provides supervisory services for the construction of new vessels for a monthly fee of $20.4 from January 1, 2012. These fees in total amounted to $979, and $247 during the six months ended June 30, 2014 and 2013, respectively, and are either accounted for as part of construction costs for delivered vessels or are included in Advances for vessels under construction.

(b)	Tsakos Columbia Shipmanagement S.A. (“TCM”): The Management Company appointed TCM to provide technical management to the Company’s vessels from July 1, 2010. TCM is owned jointly and in equal part by related party interests and by a private German Group. TCM, at the consent of the Holding Company, may subcontract all or part of the technical management of any vessel to an alternative unrelated technical manager.

Effective July 1, 2010, the Management Company, at its own expense, pays technical management fees to TCM, and the Company bears and pays directly to TCM most of its operating expenses, including repairs and maintenance, provisioning and crewing of the Company’s vessels, as well as certain charges which are capitalized or deferred, including reimbursement of the costs of TCM personnel sent overseas to supervise repairs and perform inspections on Company vessels. The Company also pays to TCM certain fees to cover expenses relating to internal control procedures and information technology services which are borne by TCM on behalf of the Company.

(c)	Tsakos Shipping and Trading S.A. (“Tsakos Shipping”):

Tsakos Shipping provides chartering services for the Company’s vessels by communicating with third party brokers to solicit research and propose charters. For this service, the Company pays to Tsakos Shipping a chartering commission of approximately 1.25% on all freights, hires and demurrages. Such commissions are included in Commissions in the accompanying Consolidated Statements of Operations. Tsakos Shipping also provides sale and purchase of vessels brokerage service. For this service, Tsakos Shipping may charge a brokerage commission. Tsakos Shipping may also charge a fee of $200 (or such other sum as may be agreed) on delivery of each new-building vessel in payment for the cost of design and supervision of the new-building by Tsakos Shipping. In the first six months of 2014, $200 in aggregate was charged for supervision fees on the DP2 shuttle tankers Rio 2016 and Brasil 2014. In the first six months of 2013, no such fee was charged.

Certain members of the Tsakos family are involved in the decision-making processes of Tsakos Shipping and of the Management Company, and are also shareholders of the Holding Company.

(d)	Argosy Insurance Company Limited (“Argosy”): The Company places its hull and machinery insurance, increased value insurance and war risk and certain other insurance through Argosy, a captive insurance company affiliated with Tsakos Shipping.

(e)	AirMania Travel S.A. (“AirMania”): Apart from third-party agents, the Company also uses an affiliated company, AirMania, for travel services.

3.	Vessels

Acquisitions

During the first six months of 2014, the Company acquired the suezmax tanker Eurovision from an affiliated Company at a cost of $61,506. During the first six months of 2013, the Company acquired the new-building DP2 suezmax shuttle tankers Rio 2016 and Brasil 2014 at a total cost of $202,971 of which $104,826 were paid in the first six months of 2013.

Sales

There were no vessel sales in the first six months of 2014 and 2013.

4.	Deferred Charges

Deferred charges consist of dry-docking and special survey costs, net of accumulated amortization, and amounted to $12,308 and $12,724, at June 30, 2014 and December 31, 2013, respectively, and loan fees, net of accumulated amortization, amounted to $4,401 and $4,607 at June 30, 2014 and December 31, 2013, respectively. Amortization of deferred dry-docking costs is separately reflected in the accompanying Consolidated Statements of Operations, while amortization of loan fees is included in Interest and finance costs, net.

5.	Long-Term Debt

Facility	June 30, 2014	December 31, 2013
(a) Credit Facilities	770,174	808,218
(b) Term Bank Loans	592,286	572,080

Total	1,362,460	1,380,298
Less - current portion	(126,543)	(126,361)

Long-term portion	1,235,917	1,253,937

(a)	Credit facilities

As at June 30, 2014, the Company had six open reducing revolving credit facilities, all of which are reduced in semi-annual installments, and two open facilities which have both a reducing revolving credit component and a term bank loan component. At June 30, 2014 there is no available unused amount.

Interest is payable at a rate based on LIBOR plus a spread. At June 30, 2014, the interest rates on these facilities ranged from 1.45% to 5.69%.

(b)	Term bank loans

Term loan balances outstanding at June 30, 2014 amounted to $592,286. These bank loans are payable in U.S. Dollars in quarterly or semi-annual installments, with balloon payments due at maturity between October 2016 and April 2022. Interest rates on the outstanding loans as at June 30, 2014, are based on LIBOR plus a spread.

On June 17, 2014, the Company signed a new seven-year term bank loan for $42,000, which was drawn down the same day, providing partial financing of the suezmax tanker Eurovision, acquired on the same day.

On June 30, 2014, the Company signed a new six-year term bank loan for $193,239 relating to the pre and post delivery partial financing of five aframax tankers under construction. On July 2, 2014, an amount of $25,610 was drawdown to finance the second yard installment for the construction of the five vessels.

In the period after June 30, 2014, the following debt financing arrangements were completed:

On July 7, 2014, the Company signed a new six-year term bank loan for $39,000, which was drawn down on July 8, 2014 providing partial financing of the suezmax tanker Euro, acquired on the same day.

On August 22, 2014, the Company signed a new seven-year term bank loan for $38,800 relating to the pre and post delivery partial financing of one aframax tanker under construction. On August 26, 2014, an amount of $5,172 was drawdown to finance the second yard installment for the construction of the vessel.

On August 22, 2014, the Company signed a new six-year term bank loan for $78,744 relating to the pre and post delivery partial financing of two aframax tankers under construction. On August 26, 2014, an amount of $10,344 was drawdown to finance the second yard installment for the construction of the vessels.

On August 22, 2014, the Company signed a new six-year term bank loan for $39,954 relating to the pre and post delivery partial financing of one aframax tanker under construction. On August 26, 2014, an amount of $5,172 was drawdown to finance the second yard installment for the construction of the vessel.

At June 30, 2014, interest rates on these term bank loans ranged from 1.82% to 3.23%.

The weighted-average interest rates on the above executed loans for the applicable periods were:

Three months ended June 30, 2014	2.43%
Three months ended June 30, 2013	2.38%

Six months ended June 30, 2014	2.44%
Six months ended June 30, 2013	2.43%

The above revolving credit facilities and term bank loans are secured by first priority mortgages on all vessels owned by our subsidiaries, by assignments of earnings and insurances of the respectively mortgaged vessels, and by corporate guarantees of the relevant ship-owning subsidiaries.

The loan agreements include, among other covenants, covenants requiring the Company to obtain the lenders’ prior consent in order to incur or issue any financial indebtedness, additional borrowings, pay dividends in an amount more than 50% of cumulative net income (as defined in the related agreements), sell vessels and assets, and change the beneficial ownership or management of the vessels. Also, the covenants require the Company to maintain a minimum liquidity, not legally restricted, of $73,872 at June 30, 2014 and $78,144 at December 31, 2013, a minimum hull value in connection with the vessels’ outstanding loans and insurance coverage of the vessels against all customary risks. Two loan agreements require the Company to maintain throughout the security period, an aggregate credit balance in a deposit account of $2,500. Two loan agreements require a monthly pro rata transfer to a retention account of any principal due but unpaid.

As of June 30, 2014, the Company was compliant with the original financial covenants in its loan agreements, except in the case of the value-to-loan requirements in four of the loan agreements. For three of these loan agreements, the lenders had reduced the value-to-loan requirements (until June 30, 2014 inclusive) from 120% to 100% of the loan balances. The Company was in compliance with these reduced requirements as of June 30, 2014, with actual ratios of 114%-116%. Scheduled principal payments are expected to remedy two of the shortfalls by September 30, 2014 and one of the shortfalls by October 31, 2014, assuming vessel values do not fall below current levels. As to the fourth loan agreement, with a 120% value-to-loan requirement, under which $33,000 was outstanding as of June 30, 2014, there was an actual ratio of 98%. The Company has not requested a waiver of this covenant nor has the lender required additional security or prepayment of part of the loan so as to bring it into compliance. (Such prepayments would be applied against the next scheduled principal payments and, therefore, should not increase the total amounts payable by the Company during the next 12 months.) The Company reclassified $3,317 from long-term liabilities to current liabilities as of June 30, 2014, which represents the additional amount of prepayment which would be necessary to remedy the value-to-loan shortfall under this loan agreement, in the event the lender was to request a prepayment of indebtedness.

At June 30, 2014, the Company, its wholly and majority owned subsidiaries were compliant with all other terms and original covenants (i.e. without giving effect to ratio reducing amendments and covenant waivers obtained in 2013), including the leverage ratio.

The annual principal payments required to be made after June 30, 2014, excluding the value-to-loan ratio shortfall of $3,317 discussed above, are as follows:

Period/Year	Amount

July to December 2014	60,657
2015	225,892
2016	226,776
2017	183,785
2018	300,231
2019 and thereafter	365,119

1,362,460

6.	Interest and Finance Costs, net

	Three months ended June 30,		Six months ended June 30,
	2014	2013	2014	2013
Interest expense	8,724	10,329	17,571	20,597
Less: Interest capitalized	(660)	(373)	(1,192)	(1,119)

Interest expense, net	8,064	9,956	16,379	19,478
Interest swap cash settlements non-hedging	918	1,163	2,180	2,640
Bunkers swap cash settlements	(28)	(16)	(42)	(67)
Amortization of loan fees	282	244	596	439
Bank charges	86	8	160	96
Amortization of deferred loss on termination of financial instruments	—	219	154	435
Change in fair value of non-hedging financial instruments	(752)	(1,180)	(1,332)	(3,002)

Net total	8,570	10,394	18,095	20,019

At June 30, 2014, the Company was committed to six floating-to-fixed interest rate swaps with major financial institutions covering notional amounts aggregating to $273,395, maturing from March 2016 through March 2021 on which it pays fixed rates averaging 3.4% and receives floating rates based on the six-month London interbank offered rate (“LIBOR”) (Note 11).

At June 30, 2014, the Company held five of the six interest rate swap agreements, designated and qualifying as cash flow hedges, in order to hedge its exposure to interest rate fluctuations associated with its debt covering notional amounts aggregating to $218,145. The fair value of such financial instruments as of June 30, 2014 and December 31, 2013 in aggregate amounted to $6,069 (negative) and $3,409 (negative), respectively. The net amount of cash flow hedge losses at June 30, 2014 that is estimated to be reclassified into earnings within the next twelve months is $2,275.

At June 30, 2014 and December 31, 2013, the Company held one and two interest rate swaps respectively, that did not meet hedge accounting criteria. As such, the changes in their fair values during the first half of 2014 and 2013 have been included in change in fair value of non-hedging financial instruments in the table above, and amounted to a gain of $1,413 and $3,400, respectively.

At June 30, 2014 and December 31, 2013, the Company had four and five bunker swap agreements respectively, in order to hedge its exposure to bunker price fluctuations associated with the consumption of bunkers by its vessels. The fair value of these financial instruments as of June 30, 2014 and December 31, 2013 was $97 (positive) and $177 (positive), respectively.

The changes in their fair values during the first half of 2014 and 2013 amounting to $81 (negative) and $398 (negative) respectively have been included in change in fair value of non-hedging financial instruments in the table above as such agreements do not meet the hedging criteria.

7.	Stockholders’ Equity

On May 30, 2014, at the annual general meeting of shareholders, the shareholders approved the amendment of the Company’s Memorandum of Association in order to increase the authorized share capital from US$100,000 consisting of 85 million common shares of a par value of $1.00 each and 15 million preferred shares of a par value of $1.00 each, to US$200,000, consisting of 185 million common shares of a par value of $1.00 each and 15 million preferred shares of a par value of $1.00 each.

From January 1, 2014 up to January 17, 2014, the Company sold 1,077,847 common shares for proceeds, net of commissions, of $7,124 under a distribution agency agreement entered into in August 2013. This agreement provides for the offer and sale from time to time of up to 4,000,000 common shares of the Company, par value $1.00 per share, at market prices.

On February 5, 2014, the Company completed an offering of 12,995,000 common shares, including 1,695,000 common shares issued upon the exercise in full by the underwriters of their option to purchase additional shares, at a price of $6.65 per share, for net proceeds of $81,952.

On April 29, 2014, the Company completed an offering of 11,000,000 common shares, at a price of $7.30 per share, for net proceeds of $76,419. On May 22, 2014, the underwriters exercised their option to purchase 1,650,000 additional shares at the same price for net proceeds of $11,503.

On January 30, 2014, the Company paid dividends of $0.50 per share, on its 8.00% Series B Preferred Shares and $0.73958 per share, on its 8.875% Series C Preferred Shares, $2,477 in total. On April 30, 2014 the Company paid a dividend of $0.50 per share on its 8.00% Series B Preferred shares and a dividend of $0.55469 per share on its 8.875% Series C Preferred Shares, $2,109 in total.

On March 17, 2014, the Company declared a dividend of $0.05 per share on common shares outstanding, representing an amount of $4,152 payable in total, which was paid on May 22, 2014 to shareholders of record as of May 19, 2014. On May 16, 2014, the Company declared a dividend of $0.05 per share on common shares outstanding, representing an amount of $4,231 payable in total, which was paid on August 14, 2014 to shareholders of record as of August 11, 2014.

During the six-month period ended June 30, 2013, the Company declared dividends on its common shares totaling $5,644 in aggregate, of which $2,822 was paid on June 5, 2013 and $2,822 was paid on September 12, 2013 to shareholders of record as of September 9, 2013.

8.	Accumulated other comprehensive loss

In the first half of 2014, Accumulated other comprehensive loss increased with unrealized losses of $2,508, of which $2,662 (loss) resulted from changes in fair value of financial instruments and $154 related to the amortization of loss on the de-designation of one interest rate swap.

In the first half of 2013, Accumulated other comprehensive loss decreased with unrealized gains of $5,089 of which $4,709 (gain) resulted from changes in fair value of financial instruments, $435 related to the amortization of loss on the de-designation of one interest rate swap and a loss of $55 which resulted from changes in the fair value of marketable securities.

9.	Earnings/Loss per Common Share

The computation of basic earnings per share is based on the weighted average number of common shares outstanding during the period.

	Three months ended June 30,		Six months ended June 30,
	2014	2013	2014	2013
Numerator
Net income/(loss) attributable to Tsakos Energy Navigation Limited	199	(1,525)	14,766	(505)
Preferred share dividends Series B	(1,000)	(567)	(2,000)	(567)
Preferred share dividends Series C	(1,109)	—	(2,219)	—

Net income/(loss) attributable to common stockholders	$(1,910)	$(2,092)	$10,547	$(1,072)

Denominator

Weighted average common shares outstanding	80,135,152	56,443,237	73,427,149	56,443,237
Basic and diluted income/(loss) per common share	$(0.02)	$(0.04)	$0.14	$(0.02)

10.	Commitments and Contingencies

As at June 30, 2014, the Company had under construction nine aframax tankers and one LNG carrier. The total contracted amount remaining to be paid for the ten vessels under construction, plus the extra costs agreed as at June 30, 2014 was $587,125. Scheduled remaining payments as at June 30, 2014 were $77,738 from July to December 2014, $56,864 in 2015, $297,663 in 2016 and $154,860 in 2017. In addition, under a contract to build a shuttle tanker with a Korean shipbuilding yard, agreed in 2012, an amount of $4,500 was paid in 2013 as part of the first installment. However, the contract was suspended as the Company reconsidered the type of vessel to be constructed. A new proposal from the yard is currently being considered which provides that the amount of $4,500 already paid shall be considered as being part of the initial installment of a new-building that will be decided upon. In case an agreement for an alternative project is not reached, the amount of $4,500 may be considered by the yard as compensation against the Company’s default under the initial agreement and the yard may claim additional compensation if the amount is found insufficient to cover the shipyard’s losses.

In the ordinary course of the shipping business, various claims and losses may arise from disputes with charterers, agents and other suppliers relating to the operations of the Company’s vessels. Management believes that all such matters are either adequately covered by insurance or are not expected to have a material adverse effect on the Company’s results from operations or financial condition.

Charters-out

The future minimum revenues of vessels in operation at June 30, 2014, before reduction for brokerage commissions, expected to be recognized on non-cancelable time charters are as follows:

Period/Year	Amount
July to December 2014	91,335
2015	130,425
2016	77,582
2017	53,185
2018 to 2028	441,134

Minimum charter payments	793,661

These amounts do not assume any off-hire.

11.	Financial Instruments

(a)	Interest rate risk: The Company is subject to interest rate risk associated with changing interest rates with respect to its variable interest rate term loans and credit facilities as described in Notes 5 and 6.

(b)	Concentration of credit risk: Financial Instruments consist principally of cash, trade accounts receivable, investments, and derivatives. The Company places its temporary cash investments, consisting mostly of deposits, primarily with high credit qualified financial institutions. The Company performs periodic evaluations of the relative credit standing of those financial institutions that are considered in the Company’s investment strategy. The Company limits its credit risk with accounts receivable by performing ongoing credit evaluations of its customers’ financial condition and generally does not require collateral for its accounts receivable and does not have any agreements to mitigate credit risk. The Company limits the exposure of non-performance by counterparties to derivative instruments by diversifying among counterparties with high credit ratings, and performing periodic evaluations of the relative credit standing of the counterparties.

(c)	Fair value: The carrying amounts reflected in the accompanying Consolidated Balance Sheet of cash and cash equivalents, restricted cash, trade receivables and accounts payable approximate their respective fair values due to the short maturity of these instruments. The fair value of long-term bank loans with variable interest rates approximate the recorded values, generally due to their variable interest rates. The present value of the future cash flows of the portion of one long-term bank loan with a fixed interest rate is estimated to be approximately $46,512 as compared to its carrying amount of $47,965. The Company performs relevant enquiries on a periodic basis to assess the recoverability of the long-term investment and estimates that the amount presented on the accompanying Balance sheet approximates the amount that is expected to be received by the Company in the event of sale of that investment.

The fair values of the one long-term bank loan with a fixed interest rate, the interest rate swap agreements, and bunker swap agreements discussed in Note 6 above are determined through Level 2 of the fair value hierarchy as defined in FASB guidance for Fair Value Measurements and are derived principally from or corroborated by observable market data, interest rates, yield curves and other items that allow value to be determined.

The fair value of the impaired vessels Silia T, Triathlon, Delphi and Millennium, at December 31, 2013, was determined through Level 2 of the fair value hierarchy as defined in FASB guidance for Fair Value Measurements and was determined by management taking into consideration valuations from independent marine valuers based on observable data such as sale of comparable assets.

The estimated fair values of the Company’s financial instruments, other than derivatives at June 30, 2014 and December 31, 2013, are as follows:

	Carrying Amount June 30, 2014	Fair Value June 30, 2014	Carrying Amount December 31, 2013	Fair Value December 31, 2013
Financial assets/(liabilities)
Cash and cash equivalents	229,727	229,727	162,237	162,237
Restricted cash	8,148	8,148	9,527	9,527
Investments	1,000	1,000	1,000	1,000
Debt	(1,362,460)	(1,361,007)	(1,380,298)	(1,378,753)

Tabular Disclosure of Derivatives Location

Derivatives are recorded in the balance sheet on a net basis by counterparty when a legal right of set-off exists. The following tables present information with respect to the fair values of derivatives reflected in the balance sheet on a gross basis by transaction. The tables also present information with respect to gains and losses on derivative positions reflected in the consolidated statement of operations or in the balance sheet, as a component of Accumulated other comprehensive loss.

Fair Value of Derivative Instruments

		Asset Derivatives		Liability Derivatives
		June 30, 2014	December 31, 2013	June 30, 2014	December 31, 2013
Derivative	Balance Sheet Location	Fair Value	Fair Value	Fair Value	Fair Value
Derivatives designated as hedging instruments
Interest rate swaps	Current portion of financial instruments - Fair value	—	—	2,704	2,365
	Financial instruments - Fair value, net of current portion	—	1,401	3,365	2,445

	Subtotal	—	1,401	6,069	4,810

Derivatives not designated as hedging instruments
Interest rate swaps	Current portion of financial instruments - Fair value	—	—	2,346	3,597
	Financial instruments - Fair value, net of current portion	—	—	1,419	1,582
Bunker swaps	Current portion of financial instruments - Fair value	97	140	—	—
	Financial instruments - Fair value, net of current portion	—	37	—	—

	Subtotal	97	177	3,765	5,179

	Total derivatives	97	1,578	9,834	9,989

Derivatives designated as Hedging Instruments-Net effect on the Statement of Comprehensive Income/(loss) and Statement of Operations

	Gain (Loss) Recognized in Accumulated OCI on Derivative (Effective Portion)
Derivative	Amount Three months ended June 30,		Amount Six months ended June 30,
	2014	2013	2014	2013
Interest rate swaps	(2,900)	(229)	(4,371)	(437)

Total	(2,900)	(229)	(4,371)	(437)

	Gain (Loss) Reclassified from Accumulated OCI into Income (Effective Portion)
Derivative	Location	Amount Three months ended June 30,		Amount Six months ended June 30,
		2014	2013	2014	2013
Interest rate swaps	Depreciation expense	(38)	(38)	(77)	(67)
Interest rate swaps	Interest and finance costs, net	(879)	(3,689)	(1,786)	(5,513)

Total		(917)	(3,727)	(1,863)	(5,580)

Derivatives Not Designated as Hedging Instruments–Net effect on the Statement of Operations

	Gain (Loss) Recognized on Derivative
Derivative	Location	Amount Three months ended June 30,		Amount Six months ended June 30,
		2014	2013	2014	2013
Interest rate swaps	Interest and finance costs, net	(215)	457	(767)	760
Bunker swaps	Interest and finance costs, net	76	(423)	(39)	(331)

Total		(139)	34	(806)	429

The accumulated loss from Derivatives designated as Hedging instruments recognized in Accumulated Other Comprehensive Income/(Loss) as of June 30, 2014 and December 31, 2013 was $9,297 and $6,789 respectively.

The following tables summarize the fair values for assets and liabilities measured on a recurring basis as of June 30, 2014 and December 31, 2013 using level 2 inputs (significant other observable inputs):

Recurring measurements	June 30, 2014	December 31, 2013
Interest rate swaps	(9,833)	(8,588)
Bunker swaps	97	177

	(9,736)	(8,411)

The following table presents the fair values of items measured at fair value on a nonrecurring basis for the six-month period ended June 30, 2014 and year ended December 31, 2013, using Level 2 inputs.

Nonrecurring basis	June 30, 2014	December 31, 2013
Vessels	$—	$95,250

	$—	$95,250

12.	Other Subsequent Events

(a)	On July 8, 2014, the Company acquired the suezmax tanker Euro, built in 2012, for $59,500, from an affiliated company.

(b)	On July 14, 2014, it was announced that the Board of Directors had declared a quarterly dividend of $0.50 per share on the Company’s 8% Series B Cumulative Redeemable Perpetual Preferred Shares, which was paid on July 30, 2014. On the same date it was announced that the Board of Directors had declared a quarterly dividend of $0.55469 per share on the Company’s 8.875% Series C Cumulative Redeemable Perpetual Preferred Shares, which was paid on July 30, 2014. Each dividend is for the period from April 30, 2014 through July 29, 2014.

(d)	On August 4, 2014, the Company’s Board of Directors declared a dividend of $0.05 per common share outstanding, to be paid on November 25, 2014 to shareholders of record as of November 21, 2014.

(e)	On August 14, 2014, the Company paid a dividend of $4,231 in total, or $0.05 per share, to common shareholders of record as of August 8, 2014.

(f)	On August 14, 2014, the Company announced the commencement of a new partnership with an oil major for the construction and chartering of two LR1 tankers for five years.